(Excerpt Translation)


                                                                   July 17, 2009
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in June 2009 (the "Current Month").


1.  Summary

    Number  of  listed  shares  as of
    the end of the  preceding month                         3,447,997,492 shares

    Total number of shares changed during
    the Current Month                                                   0 shares

    (out of which, as a result of exercise
    of  stock acquisition rights)                                     (0 shares)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of
    the end of the Current Month                            3,447,997,492 shares

2.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month      29,400 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from
    treasury shares)                                             (29,400 shares)

(2) Exercise price

    Aggregate exercise price during the Current Month             JPY 91,610,400

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred       (JPY 91,610,400)
    from treasury shares)


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3.  Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from                  (0 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred
    from treasury shares)                                                (JPY 0)

4.  Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from
    treasury shares)                                                  (0 shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred from
    treasury shares)                                                     (JPY 0)

5.  Stock acquisition rights (5th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from
    treasury shares)                                                  (0 shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred from
    treasury shares)                                                     (JPY 0)